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                                                                   Exhibit 99.02

                                 THIRD AMENDMENT
                                     TO THE
                         CARDINAL HEALTH PROFIT SHARING,
                           RETIREMENT AND SAVINGS PLAN
                     (As amended and restated July 1, 2002)

                             BACKGROUND INFORMATION

A. Cardinal Health, Inc. ("Cardinal Health") established and maintains the Cardinal Health Profit Sharing, Retirement and Savings Plan (the "Plan") for the benefit of participants and their beneficiaries.

B. The Cardinal Health, Inc. Employee Benefits Policy Committee (the "Committee") oversees the administration of the Plan and is authorized to amend the Plan.

C. The Committee desires to amend the Plan to provide for a Special Contribution under the Plan for the period July 1, 2004 to December 31, 2004 and the formula for allocation of such Contribution.

D. The Committee also desires to reflect the vesting applicable to certain employees upon a reduction in force.

E.    Section 13.02 of the Plan permits the amendment of the Plan at any time.

                              AMENDMENT OF THE PLAN

1.    Section 3.03(a)(ii) is hereby amended in its entirety to read as follows:

      For the period from July 1, 2004 to December 31, a Special Contribution shall be made on behalf of each Participant who performs an Hour of Service during such period. The amount of Special Contribution for such period shall equal three percent (3%) of Compensation for such period with an additional contribution of three percent (3%) of Excess Compensation. Excess Compensation is Compensation as defined in Section 3.03(A)(i).

2. The fourth sentence of Section 3.03(B) is hereby amended to read as follows:

      However, the Committee shall not allocate any portion of a Profit Sharing Contribution for a Plan year to the Account of any Participant, if such Participant is not employed by the Employer on the last day of the Company's fiscal year (for a reason other than retirement, disability or death).

3. A new Section E detailing revised vesting provisions for Non-highly Compensated Employees subject to a designated reduction in force is hereby added to Schedule V to read as follows:

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      E.    Non-Highly Compensated Employees Subject to a Reduction in Force. A
      Non-highly Compensated Employee who has completed one full year of Service but less than three years of Service and is terminated from employment under the terms of a designated reduction in force shall receive additional vesting service under Section 4.01.A of the Plan.

      The Participant's Account Balance reflecting such additional vesting shall be calculated by multiplying the portion of his or her Account Balance that is subject to the vesting provisions of Section 4.01 by a fraction, the numerator of which is the Participant's calendar months of Service calculated from his or her date of hire and the denominator of which is
      36. A month of Service shall be included in the calculation of additional vesting service under this Section if the Participant has performed at least one Hour of Service during the calendar month. In no event shall a Participant be more than 100% vested in any amounts in his Accounts.

4.    All other Plan provisions shall remain in full force and effect.

                                                  CARDINAL HEALTH, INC. EMPLOYEE
                                                   BENEFITS POLICY COMMITTEE

                                                   By:  /s/ Susan Nelson
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                                                        Susan Nelson, Secretary

                                                   Date: December 22, 2004
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